

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2013

<u>Via E-mail</u>
Mr. J. R. Brian Hanna
Chief Financial Officer
Advanced Environmental Recycling Technologies, Inc.
914 N. Jefferson Street
Springdale, AR 72764

> **RE: Advanced Environmental Recycling Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **Form 10-Q for the Quarter Ended June 30, 2013**
> **Filed August 7, 2013**
> **Form 10-Q for the Quarter Ended September 30, 2013**
> **Filed November 7, 2013**
> **Item 5.07 Form 8-K**
> **Filed June 20, 2013**
> **File No. 1-10367**

Dear Mr. Hanna:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>General</u>

1.   Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

Critical Accounting Policies and Estimates, page 11

Buildings and Equipment, page 12

2.   To the extent that any of your long-lived assets or asset groups have estimated fair values that are not substantially in excess of the carrying values and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity, please provide the following disclosures in future filings:
   * The percentage by which fair value exceeds the carrying value;
   * A description of the assumptions that drive the estimated fair value;
   * A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
   * A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Item 15. Exhibits and Financial Statement Schedules, page 16

General

3.   You disclose on page 13 that you were fined seventeen thousand dollars relating to wastewater issues at your Watts, OK facility and if you fail to correct and resolve these issues, you could incur further fines and/or harsher penalties. Please confirm there is not a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. If there is a reasonable possibility and the amount of that loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by FASB ASC 450-20-50-3 and 450-20-50-4.

Financial Statement

Note 2 – Summary of Significant Accounting Policies, page F-8

Product Returns, page F-8

4.   We note your disclosure regarding your "inventory refresh" with Lowes, whereby it appears you replaced your ChoiceDek product with your new ChoiceDek Foundations

product. Please tell us and disclose in future filings, how you accounted for the inventory associated with the refresh. It's not clear if the original ChoiceDek product which was returned was rendered obsolete and written off or continues to be included in your inventory. To the extent you continue to carry the original ChoiceDek product in your inventories, please tell us and disclose if the inventory has been adjusted to its lower of cost or market value, including the amount of any charge you may have recognized.

Note 11- Commitments and Contingencies

Legal Proceedings, page F-23

5.   It appears based on your balance sheet presentation and discussion of changes to accruals that you are engaged in a class action lawsuit. However, we note no disclosure in your legal proceedings related to this matter. As it appears the amounts accrued are material to your financial statements, please provide disclosure of the legal proceedings and a status update as part of your amended document. As part of your disclosure, please be sure to include a discussion of the reasons for the change in your accrual for this matter.

Exhibit 32 – Certifications

6.   The Exhibit 32 certifications presented in your Form 10-K for the year ended December 31, 2012 currently refer to the year ended December 31, 2011. As such, please amend the Form 10-K in its entirety to present updated certifications that refer to the year ended December 31, 2012. In addition, please ensure the certifications refer to the Form 10-K/A and are currently dated.

Form 10-Q for the Quarter Ended June 30, 2013

Exhibit 32 - Certifications

7.   The Exhibit 32 certifications presented in your Form 10-Q for the quarter ended June 30, 2013 currently refer to the quarter ended March 31, 2013. As such, please amend the Form 10-Q in its entirety to present updated certifications that refer to the quarter ended June 30, 2013. In addition, please ensure the certifications refer to the Form 10-Q/A and are currently dated.

Form 10-Q for the Quarter Ended September 30, 2013

Statement of Cash Flows, page 4

8.   Regarding the $2.5 million in insurance proceeds related to the Springdale fire, please tell us how you determined the classification of these proceeds within cash flows from operating activities is appropriate. We would anticipate that the insurance proceeds

related to destroyed property, plant and equipment would be classified within cash flows from investing activities. Please advise.

<u>Item 5.07 Form 8-K Filed June 20, 2013</u>

9.   We note that you did not provide shareholders with the opportunity to approve executive compensation or the opportunity to vote on how frequently they would be able to approve executive compensation. Please comply with this requirement, as applicable, in future filings. Refer to Exchange Act Rule 14a-21.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief